Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 9, 2022 – Thomson Reuters (TSX/NYSE: TRI) today announced the voting results for the election of the company’s Board of Directors at its annual meeting of shareholders held virtually yesterday. All 14 nominees were elected to the Thomson Reuters Board. Beth Wilson is a newly elected director and LaVerne Council (appointed to the Board in January 2022) stood for election by shareholders for the first time at the meeting. Each director elected will continue to hold office until Thomson Reuters next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed.

Thomson Reuters thanks Vance Opperman and Wulf von Schimmelmann, who decided not to stand for re-election at the meeting. Mike Daniels was appointed by the Board as the new Lead Independent Director in connection with Vance’s retirement as a director.

The voting results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	436,936,889	98.84%	5,138,172	1.16%
Steve Hasker	439,846,116	99.50%	2,228,945	0.50%
Kirk E. Arnold	439,804,191	99.49%	2,270,870	0.51%
David W. Binet	421,324,113	95.31%	20,750,947	4.69%
W. Edmund Clark, C.M.	409,740,832	92.69%	32,334,228	7.31%
LaVerne Council	441,101,812	99.78%	973,249	0.22%
Michael E. Daniels	431,592,381	97.63%	10,482,680	2.37%
Kirk Koenigsbauer	440,473,613	99.64%	1,601,447	0.36%
Deanna Oppenheimer	439,660,332	99.45%	2,414,729	0.55%
Simon Paris	440,309,602	99.60%	1,765,459	0.40%
Kim M. Rivera	440,529,311	99.65%	1,545,750	0.35%
Barry Salzberg	439,229,826	99.36%	2,845,235	0.64%
Peter J. Thomson	421,703,183	95.39%	20,371,878	4.61%
Beth Wilson	441,108,049	99.78%	967,012	0.22%

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor and approved an advisory resolution on executive compensation. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388-3619 melissa.cassar@tr.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com